Exhibit 99.3

Bookham Technology plc
23 October 2003

Oxfordshire, UK—23 October 2003: Bookham Technology plc announces that on 22 October 2003 it received notification from The Goldman Sachs Group, Inc that it had come to their attention that as of the close of business on 14 October 2003 The Goldman Sachs Group Inc, no longer had a disclosable interest in the shares of Bookham.

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